to IssuerExhibit 1

Explanation of Relationship of Reporting Persons to Issuer

A written agreement (the "Agreement") was entered into as of March 4, 2007 by OppenheimerFunds, Inc., D. E. Shaw Valence Portfolios, L.L.C. ("Valence"), S.A.C. Capital Management, LLC and Tudor Investment Corporation (collectively, the "Group"), and ZelnickMedia Corporation, thereby forming a group under the Securities Exchange Act of 1934, as amended (the ?Exchange Act?). Pursuant to the rules of the SEC promulgated under the Exchange Act, the Group was deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all equity securities of the Issuer beneficially owned by each member of the Group.

None of the members of the Group purchased any additional securities in connection with the Agreement. As more fully reported on a Schedule 13D filed by the Group, the Group collectively beneficially owns greater than 10% of the Issuer's Common Stock. The Reporting Persons disclaim beneficial ownership (except as provided by the Agreement), of any of the Issuer's shares controlled or beneficially owned by the other Group members. The other Group members disclaim any pecuniary interest in the shares of Common Stock beneficially owned by the Reporting Persons, and the Reporting Persons disclaim any pecuniary interest in the securities beneficially owned by the other Group members.